

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2022

Marcos Gradin
Chief Financial Officer
Loma Negra Compania Industrial Argentina Sociedad Anonima
Cecilia Grierson 355 , 4th Floor
Zip Code C1107CPG – Ciudad Autónoma de Buenos Aires
Republic of Argentina

  Re: Loma Negra Compania Industrial Argentina Sociedad Anonima
    Form 20-F for the year ended December 31, 2021
    Filed April 29, 2022
    File No. 1-38262

Dear Mr. Gradin:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 20-F for the year ended December 31, 2021

Item 4. Information on the Company
Business Overview, page 31

1. We note you own significant limestone reserves supporting your vertically-integrated concrete and cement business. Please file technical report summaries for your material resource/reserve properties that conforms to Item 601(b)(96) of Regulation S-K as required by Item 1302(b).

Our Production Facilities, page 49

2.   We note your production facility overview in this section. Summary disclosure includes the separate disclosure of all properties, which includes both your material and non-material properties pursuant to Item 1303(a) of Regulation S-K. Please revise this section of your filing to include all the required information under Item 1303(b) of Regulation S-K for all your properties.

Investments, page 54

3.   We note your individual property disclosure for your material properties is missing from your filing. Please modify your filing to comply with See Item 1304(b) of Regulation S-K.

Item 5. Operating and Financial Review and Prospects
A. Operating Results
Results of Operations, page 74

4.   Given the significance of energy costs on your results of operation, please revise future disclosures to quantify the impact that fluctuating energy costs had on your cost of sales separately from the volume impacts. Additionally, to the extent that you experience materially fluctuating freight costs, please enhance future disclosures to provide information to allow a reader to understand the impact changes in freight costs had versus increased volumes.

D. Trend Information, page 86

5.   Your risk factor disclosure on page 15 discusses the expectation of higher energy and freight prices and the potential for energy shortages. In future filings, please discuss whether these concerns materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Please discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Finally, please explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Marcos Gradin
Loma Negra Compania Industrial Argentina Sociedad Anonima
July 28, 2022
Page 3

      If you have questions regarding mining comments, please contact Ken Schuler, Mine Engineer at (202) 551-3718 or Craig Arakawa at (202) 551-3650. You may contact Mindy Hooker at (202) 551-3732 or Kevin Stertzel at (202) 551-3723 with any other questions.

      Sincerely,

      Division of Corporation Finance
      Office of Manufacturing